Bespoke Tricycles, Inc.

145-147 St. John Street

London, United Kingdom

July 7, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Linda Cvrkel

Re:

Bespoke Tricycles, Inc.

Form 10-Q for the quarter ended April 30, 2014

Filed June 23, 2014

File No. 000-55008

Dear Ms. Cvkrel:

I write on behalf of Bespoke Tricycles, Inc., (the “Company”) in response to Staff’s letter of June 25, 2014, by Linda Cvrkel, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced 10-Q for the quarter ended April 30, 2014, filed June 23, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

FORM 10-Q FOR THE QUARTER ENDED APRIL 30, 2014

NOTE 8. RESTATEMENT, PAGE F-8

1. We note from your disclosure that you have restated beginning balances for April 30, 2014 and similarly, your beginning balances for January 31, 2014 to correct errors in your accounting related to recording transactions in British pound sterling beginning November 1, 2012 to your reporting current in US dollar. Please be advised you are required to file a current report on Form 8-K when the Board of Directors (or its alternative) concludes that any previously issued quarterly (or annual) financial statements should no longer be relied upon because of an error in the financial statements. In this regard, we note that no Form 8-Ks have been filed by the company to date. Please file the requisite Form 8-K which includes the following:

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Date of the conclusion regarding nonreliance;

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Financial statement years and periods that should no longer be relied upon;

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Brief description of the facts underlying the conclusion; and

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Statement of whether the audit committee (or its alternative) discussed the matter with the company’s independent accountant.

Please confirm your understanding of this matter in your next response to us. Refer to the guidance outlined in Item 4.02 of Form 8-K.

In response to this comment, the Company filed the 8-K under Item 4.02 with the above information as requested.

2. Furthermore, in light of the time that has lapsed since the errors were discovered we believe you should file an amended Form 10-Q for the quarter ended July 31, 2013 to include the restated financial information as soon as practicable. Such information should be reported on a timely basis. Please confirm your understanding of this matter and advise us of when the amended Form 10-Q will be filed.

In response to this comment, the Company will filed an amended 10-Q for the quarter ended July 31, 2013, and anticipates doing so in the next 30 days.

In response to this comment, the Company

The company acknowledging that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John Goodhew